SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

iRobot Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share of iRobot Corporation

(Title of Class of Securities)

462726 10 0
(CUSIP Number of Class of Securities)

Colin M. Angle
Chairman of the Board and Chief Executive Officer
iRobot Corporation
8 Crosby Drive
Bedford, Massachusetts 01730
(781) 430-3000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf Of Filing Persons)

Copy to:

Mark T. Bettencourt, Esq.
Goodwin Procter LLP
Exchange Place
Boston, Massachusetts 02109
(617) 570-1000

CALCULATION OF FILING FEE

Amount of
Transaction Valuation*	Filing Fee**
$3,407,970.47	$190.17

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer, with exercise prices greater than or equal to $13.00, will be tendered pursuant to this offer. These options cover an aggregate of 1,383,332 shares of the issuer’s common stock and have an aggregate value of $3,407,970.47 as of April 24, 2009, calculated based on a binomial option pricing model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 per million dollars of the Transaction Valuation set forth above. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $190.17	Filing Party: iRobot Corporation
Form or Registration No.: Schedule TO-I	Date Filed: April 30, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☑ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by iRobot Corporation, a Delaware corporation (the “Company”), with the Securities and Exchange Commission on April 30, 2009 in connection with the Company’s offer to exchange certain outstanding stock options for new stock options (the “Offer”) upon the terms and subject to the conditions set forth in the Offer to Exchange that was filed as Exhibit (a)(1)(A) to the Schedule TO.

This Amendment No. 1 amends and supplements the Schedule TO and the Offer to Exchange in order to:

(i) revise the time of expiration of the Offer to 11:59 p.m., Eastern Time, on May 29, 2009;

(ii) file as Exhibit (a)(1)(A) and Exhibits (a)(1)(C) through (a)(1)(H) amended documents to reflect the above-described revision;

(iii) file as Exhibit (a)(1)(K) an email notifying employees about the above-described revision; and

(iv) file as Exhibit (d)(9) the new form of Executive Agreement.

Item 12.	Exhibits.

Exhibit No.		Description

(a)(1)(A)		Offer to Exchange Certain Outstanding Stock Options for New Stock Options dated April 30, 2009
(a)(1)(B)	*	Form of E-mail Announcement of Offer to Exchange
(a)(1)(C)		Form of Election Form
(a)(1)(D)		Screen Shots of Offer Website
(a)(1)(E)		Form of Confirmation of Receipt of Election Form
(a)(1)(F)		Form of Reminder E-mail to Eligible Participants
(a)(1)(G)		Form of Employee Presentation
(a)(1)(H)		Form of End of Exchange Offer Program Notice
(a)(1)(I)		Annual Report on Form 10-K for the year ended December 27, 2008 (filed on February 13, 2009 (SEC File No. 000-51598) and incorporated herein by reference)
(a)(1)(J)		Quarterly Report on Form 10-Q for the quarterly period ended March 28, 2009 (filed on April 30, 2009 (SEC File No. 000-51598) and incorporated herein by reference)
(a)(1)(K)		Form of E-mail Update to Employees Regarding Offer to Exchange
(b)		Not applicable
(d)(1)		2005 Stock Option and Incentive Plan and forms of agreements thereunder (filed as Exhibit 10.18 to the Company’s Registration Statement on Form S-1 (SEC File No. 333-126907) and incorporated herein by reference)
(d)(2)		Form of Restricted Stock Award Agreement under the 2005 Stock Option and Incentive Plan (filed as Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 28, 2008 (SEC File No. 000-51598) and incorporated by reference herein)
(d)(3)		Form of Deferred Stock Award Agreement under the 2005 Stock Option and Incentive Plan (filed as Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 28, 2008 (SEC File No. 000-51598) and incorporated by reference herein)
(d)(4)		Amended and Restated 2004 Stock Option and Incentive Plan and forms of agreements thereunder (filed as Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 (SEC File No. 000-51598) and incorporated herein by reference)
(d)(5)		Amended and Restated 2001 Special Stock Option Plan and forms of agreements thereunder (filed as Exhibit 10.6 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 (SEC File No. 000-51598) and incorporated by reference herein)
(d)(6)		Amended and Restated 1994 Stock Plan and forms of agreements thereunder (filed as Exhibit 10.6 to the Company’s Registration Statement on Form S-1 (SEC File No. 333-126907) and incorporated herein by reference)
(d)(7)		Non-Employee Directors’ Deferred Compensation Program, as amended (filed as Exhibit 10.19 to the Company’s Annual Report on Form 10-K for the year ended December 29, 2007 (SEC File No. 000-51598) and incorporated by reference herein)

Exhibit No.	Description

(d)(8)	Fifth Amended and Restated Registration Rights Agreement by and among the Company, the Investors and the Stockholders named therein, dated as of November 10, 2004 (filed as Exhibit 10.1 to the Company’s Registration Statement on Form S-1 filed on September 30, 2005 (SEC File No. 333-126907) and incorporated herein by reference)
(d)(9)	Form of Executive Agreement between the Company and certain executive officers of the Company (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 8, 2009 (SEC File No. 000-51598) and incorporated herein by reference)
(d)(10)	Employment Separation Agreement by and between the Company and Helen Greiner, dated October 22, 2008 (filed as Exhibit 10.32 to the Company’s Annual Report on Form 10-K for the year ended December 27, 2008 (SEC File No. 000-51598) and incorporated herein by reference)
(g)	Not applicable
(h)	Not applicable

*	Previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

iRobot Corporation

By:	/s/ Glen D. Weinstein
Name:     Glen D. Weinstein

Title:	General Counsel and Secretary

Dated: May 11, 2009

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options for New Stock Options dated April 30, 2009
(a)(1)(B) *	Form of E-mail Announcement of Offer to Exchange
(a)(1)(C)	Form of Election Form
(a)(1)(D)	Screen Shots of Offer Website
(a)(1)(E)	Form of Confirmation of Receipt of Election Form
(a)(1)(F)	Form of Reminder E-mail to Eligible Participants
(a)(1)(G)	Form of Employee Presentation
(a)(1)(H)	Form of End of Exchange Offer Program Notice
(a)(1)(I)	Annual Report on Form 10-K for the year ended December 27, 2008 (filed on February 13, 2009 (SEC File No. 000-51598) and incorporated herein by reference)
(a)(1)(J)	Quarterly Report on Form 10-Q for the quarterly period ended March 28, 2009 (filed on April 30, 2009 (SEC File No. 000-51598) and incorporated herein by reference)
(a)(1)(K)	Form of E-mail Update to Employees Regarding Offer to Exchange
(b)	Not applicable
(d)(1)	2005 Stock Option and Incentive Plan and forms of agreements thereunder (filed as Exhibit 10.18 to the Company’s Registration Statement on Form S-1 (SEC File No. 333-126907) and incorporated herein by reference)
(d)(2)	Form of Restricted Stock Award Agreement under the 2005 Stock Option and Incentive Plan (filed as Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 28, 2008 (SEC File No. 000-51598) and incorporated by reference herein)
(d)(3)	Form of Deferred Stock Award Agreement under the 2005 Stock Option and Incentive Plan (filed as Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 28, 2008 (SEC File No. 000-51598) and incorporated by reference herein)
(d)(4)	Amended and Restated 2004 Stock Option and Incentive Plan and forms of agreements thereunder (filed as Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 (SEC File No. 000-51598) and incorporated herein by reference)
(d)(5)	Amended and Restated 2001 Special Stock Option Plan and forms of agreements thereunder (filed as Exhibit 10.6 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 (SEC File No. 000-51598) and incorporated by reference herein)
(d)(6)	Amended and Restated 1994 Stock Plan and forms of agreements thereunder (filed as Exhibit 10.6 to the Company’s Registration Statement on Form S-1 (SEC File No. 333-126907) and incorporated herein by reference)
(d)(7)	Non-Employee Directors’ Deferred Compensation Program, as amended (filed as Exhibit 10.19 to the Company’s Annual Report on Form 10-K for the year ended December 29, 2007 (SEC File No. 000-51598) and incorporated by reference herein)
(d)(8)	Fifth Amended and Restated Registration Rights Agreement by and among the Company, the Investors and the Stockholders named therein, dated as of November 10, 2004 (filed as Exhibit 10.1 to the Company’s Registration Statement on Form S-1 filed on September 30, 2005 (SEC File No. 333-126907) and incorporated herein by reference)
(d)(9)	Form of Executive Agreement between the Company and certain executive officers of the Company (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 8, 2009 (SEC File No. 000-51598) and incorporated herein by reference)
(d)(10)	Employment Separation Agreement by and between the Company and Helen Greiner, dated October 22, 2008 (filed as Exhibit 10.32 to the Company’s Annual Report on Form 10-K for the year ended December 27, 2008 (SEC File No. 000-51598) and incorporated herein by reference)
(g)	Not applicable
(h)	Not applicable

*	Previously filed